



11019299



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Helvea Inc.

OFFICIAL USE ONLY
132007
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 McGill College Avenue, Suite 1020
(No. and Street)

Montreal (City) Quebec (Canada) (State) H3A 3J6 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Felix Weibel 514-288-3556 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLC
(Name – *if individual, state last, first, middle name*)

1250 Rene-Levesque BLVD. West, Suite 2800 (Address) Montreal (City) Quebec (State) H3B 2G4 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Felix Weibel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Helvea inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

COMMISSAIRE À L'ASSERMENTATION
PATRIC FUDEM
165 454
POUR TOUS LES DISTRICTS JUDICIAIRES DU QUÉBEC

Signature

President, Secretary, ER, CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH., D.C.
211
SECTION

Helvea Inc.

Financial Statements
December 31, 2010
(expressed in US dollars)



PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 23, 2011

Auditors' Report

To the Shareholder of
Helvea Inc.

We have audited the balance sheet of **Helvea Inc.** as at December 31, 2010 and the statements of earnings, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2010 and the results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in the United States of America.

We have also audited the schedule of computation of net capital as at December 31, 2010, which is presented for the purpose of meeting the requirements of Rule 17a-5 of the Securities Exchange Act of 1934 and is not a required part of the basic financial statements. In our opinion, this schedule presents fairly the information contained therein, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

Helvea Inc.

Balance Sheet

As at December 31, 2010

(expressed in US dollars)

	2010 $	2009 $
Assets		
Current assets		
Cash and cash equivalents	6,060,812	7,265,662
Accounts receivable	101,691	64,992
Prepaid expenses	98,288	102,535
Income taxes recoverable	307,572	285,910
	6,568,363	7,719,099
Future income tax asset	84,000	-
Property and equipment (note 3)	403,615	516,690
	7,055,978	8,235,789
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 4)	860,924	360,397
Shareholder's Equity		
Capital stock (note 5)	364,950	2,614,950
Capital contribution (note 6)	98,136	-
Retained earnings	5,295,102	4,823,576
Cumulative translation adjustment	436,866	436,866
	6,195,054	7,875,392
	7,055,978	8,235,789

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

_______________ Director _______________ Director

Felix Weibel

Helvea Inc.

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2010

(expressed in US dollars)

	Capital stock					
	Number of Class A common shares	**Amount $**	**Capital contribution $**	**Retained earnings $**	**Cumulative translation adjustment $**	**Total $**
Balance as at December 31, 2008	330,000	2,614,950	-	4,175,647	436,866	7,227,463
Net earnings	-	-	-	974,542	-	974,542
Distribution of earnings (note 6)	-	-	-	(326,613)	-	(326,613)
Balance as at December 31, 2009	330,000	2,614,950	-	4,823,576	436,866	7,875,392
Net earnings	-	-	-	471,526	-	471,526
Return of capital (note 5)	-	(2,250,000)	-	-	-	(2,250,000)
Contribution of capital (note 6)	-	-	98,136	-	-	98,136
Balance as at December 31, 2010	330,000	364,950	98,136	5,295,102	436,866	6,195,054

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Earnings

For the year ended December 31, 2010

(expressed in US dollars)

	2010 $	2009 $
Revenue		
Commissions earned	11,948,060	13,087,013
Research services	615,692	732,147
Referral fees	-	12,786
Interest	9,838	13,205
Miscellaneous income	-	7,220
	12,573,590	13,852,371
Expenses		
Salaries and related expenses	2,423,607	1,901,718
Commissions (note 7)	7,557,676	8,320,183
Professional fees	406,662	207,591
Travel, meals and entertainment	633,895	585,131
Information services	276,708	276,523
EDP maintenance and development	4,145	4,037
Telecommunications	77,368	66,733
Rent and related expenses	362,356	350,973
Business and other taxes	43,908	44,568
General office expenses	28,582	32,562
Amortization	244,676	264,109
Business development and promotional activities	13,989	45,815
Memberships and registration fees	132,795	56,697
Foreign exchange gain	(195,565)	(35,692)
Miscellaneous expenses	59,277	19,962
	12,070,079	12,140,910
Earnings before income taxes	503,511	1,711,461
Provision for (recovery of) income taxes		
Current	115,985	736,919
Future	(84,000)	-
	31,985	736,919
Net earnings	471,526	974,542

The accompanying notes are an integral part of these financial statements.

Helvea Inc.

Statement of Cash Flows

For the year ended December 31, 2010

(expressed in US dollars)

	2010 $	2009 $
Cash flows from		
Operating activities		
Net earnings	471,526	974,542
Items not affecting cash		
Share-based compensation (note 6)	98,136	-
Amortization	244,676	264,109
Future income taxes	(84,000)	-
	730,338	1,238,651
Changes in non-cash operating working capital items		
Increase in accounts receivable	(37,833)	(45,258)
Decrease (increase) in prepaid expenses	5,395	(23,374)
Increase in income taxes recoverable	(13,349)	(176,110)
Increase (decrease) in accounts payable and accrued liabilities	475,962	(706,618)
Decrease in income taxes payable	-	(232,829)
	430,175	(1,184,189)
	1,160,513	54,462
Investing activities		
Purchase of property and equipment	(131,600)	-
Financing activities		
Return of capital	(2,250,000)	-
Distribution of earnings	-	(326,613)
	(2,250,000)	(326,613)
Effect of foreign exchange rate changes on cash and cash equivalents	16,237	13,542
Net decrease in cash and cash equivalents during the year	(1,204,850)	(258,609)
Cash and cash equivalents – Beginning of year	7,265,662	7,524,271
Cash and cash equivalents – End of year	6,060,812	7,265,662
Cash and cash equivalents consist of:		
Cash	4,060,812	1,314,392
Short-term deposits (note 9)	2,000,000	5,951,270
	6,060,812	7,265,662
Supplementary information		
Income taxes paid	137,648	1,137,225
Interest received	10,239	12,409

The accompanying notes are an integral part of these financial statements.

(expressed in US dollars)

1 Incorporation and nature of business

The company was incorporated under the Canada Business Corporations Act on January 7, 2004 and was registered with National Association of Securities Dealers, Inc. ("NASD"), now the Financial Regulatory Authority ("FINRA"), and the U.S. Securities and Exchange Commission ("SEC") on November 30, 2004. Prior to December 22, 2006, it was a member of an international group of companies whose principal entity was Pictet et Cie ("Pictet").

The company commenced its principal business activity of marketing European securities in 2005.

2 Significant accounting policies

Basis of presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The company records its brokerage operations and commission revenue on securities transactions on a settlement date basis.

Revenue recognition

The company recognizes revenues when they are earned, specifically when services are provided, there is clear proof that an arrangement exists, amounts are fixed or can be determined and collectability is reasonably assured.

Cash and cash equivalents

Cash and cash equivalents consist of balances with banks and highly liquid short-term deposits. The company considers short-term deposits with original terms to maturity of three months or less to be cash equivalents.

Property and equipment

Property and equipment are recorded at cost and are amortized on a straight-line basis at the following annual rates:

Furniture and equipment	20%
Computer equipment	33%
Leasehold improvements	20%

Artwork included in furniture and equipment are considered assets with an undefined useful life and therefore are not amortized.

(expressed in US dollars)

Income taxes

The company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The company is eligible for various tax credits with respect to qualifying International Financial Centre of Montreal activities. These credits are accounted for as a reduction of the related costs to which they pertain.

Foreign currency translation

These financial statements are presented in United States dollars which, effective January 1, 2008, became the company's functional currency. Prior to this date, the functional currency was the Swiss franc. The functional currency was changed as a result of the significant increase in operations at the company's New York branch.

Monetary assets and liabilities denominated in foreign currencies have been translated into US dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated into US dollars at the rate of exchange prevailing at the transaction date. Gains and losses on foreign exchange are included in the statement of earnings.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 Property and equipment

	2010			2009
	Cost $	Accumulated amortization $	Net $	Net $
Furniture and equipment	341,771	219,226	122,545	188,463
Computer equipment	131,600	36,556	95,044	5,386
Leasehold improvements	684,076	498,050	186,026	322,841
	1,157,447	753,832	403,615	516,690

(expressed in US dollars)

4 Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

	2010 $	2009 $
Accrued compensation	526,323	109,716
Other	334,601	250,681
	860,924	360,397

5 Capital stock

Authorized – unlimited as to number

Class A preferred shares, voting, non-participating, without par value, ranking in priority to Class B, C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class B preferred shares, non-voting, non-participating, without par value, ranking in priority to Class C and D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class C preferred shares, voting, non-participating, without par value, ranking in priority to Class D preferred shares and Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class D preferred shares, non-voting, non-participating, without par value, ranking in priority to Class A and B common shares, with entitlement to a non-cumulative monthly dividend of 1%, redeemable at the option of the company or the holder at their paid-in amount or the fair value of the consideration received, plus declared and unpaid dividends

Class A common shares, voting

Class B common shares, non-voting

Issued

	2010 $	2009 $
330,000 Class A common shares	364,950	2,614,950

On June 25, 2010, the company returned capital to its shareholder in the amount of $2,250,000.

(expressed in US dollars)

6 Share-based compensation

On December 29, 2009, the company's employees entered into a share-based compensation agreement with Helvea Holding S.A., the company's ultimate parent. The compensation agreement granted a total of 20,819 shares of Helvea Holding S.A. to the employees of the company with a fair value at grant date of $326,613 as well as a one-time cash consideration of $169,060, for a total value of $495,673.

The grant date fair value of the shares has been determined to be $15.75 per share based on the estimated net asset value of Helvea Holding S.A. as defined within its shareholder agreement.

The shares granted to employees under this agreement are subject to clawback provisions whereby Helvea Holding S.A. can claw back all or part of these shares in the event the employment agreement is terminated before the third anniversary from the date of the agreement. As such, the compensation expense related to the shares will be recognized over the three-year service period.

As a result of this agreement, the company remitted cash to Helvea Holding S.A. for the total value of the compensation agreement. The one-time cash payment was included in salary expense in 2009, while the grant date fair value was appropriately recorded as a distribution of earnings.

During 2010, an employee of the company terminated their employment agreement and forfeited their shares in accordance with the clawback provisions.

For shares vested to employees, a non-cash expense has been recorded in the amount of $98,136 with a corresponding contribution of capital from Helvea Holding S.A.

	Number of shares
Balance as at December 31, 2009	20,819
Forfeitures	(2,045)
Vested to employees	(6,258)
Balance as at December 31, 2010	12,516

7 Related party transactions and balances

The statement of earnings includes the following related party transactions:

	2010 $	2009 $
Expenses		
Commissions	7,557,676	8,320,183

Commissions earned are collected by Helvea S.A. and remitted to the company.

(expressed in US dollars)

All balances with related companies are disclosed separately in these financial statements. Unless otherwise disclosed, all related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties and the company.

8 Commitments

Minimum annual lease payments under operating leases are as follows:

	$
2011	319,972
2012	320,057
2013	320,057
2014	320,057
2015	320,057
2016 and thereafter	518,364

9 Financial instruments

Fair value of financial instruments

The company has estimated the fair market values of its financial instruments based on the current interest rate environment, related market values and current pricing of financial instruments with comparable terms. The carrying values of its financial instruments approximate their fair market values, unless otherwise indicated.

Position risk

Position risk corresponds to the risk that the fluctuations in foreign exchange rates and interest rates could result in losses. Unless otherwise disclosed in the financial statements, the company may enter into financial instruments consisting primarily of short-term deposits and related party balances that may be denominated in foreign currencies and bear interest at short-term market rates.

As at December 31, 2010, the short-term deposits consist of call deposits of $2,000,000 (2009 – CHF4,062,850 ($3,923,697) and $2,027,573)).

Credit risk

Credit risk is the risk of financial loss as a result of default by a counterparty with respect to its obligations towards the company. The company's financial instruments are primarily with major financial institutions. Consequently, management considers the risk of counterparties defaulting on their obligation to be remote.

(expressed in US dollars)

Interest rate risk

The company's exposure to interest rate risk as at December 31, 2010 is as follows:

Cash	Non-interest bearing
Short-term deposits	Fixed rate of 0.05%
Accounts receivable	Non-interest bearing
Income taxes recoverable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

10 Capital requirements

The company is a member of FINRA and therefore is subject to the capital requirements (Rule 15c3-1) of the Securities Exchange Act of 1934. This Rule provides, among other things, that a member firm's "aggregate indebtedness" may not exceed 1,500% (800% for the initial 12 months) of its "net capital", as those terms are defined by the Act.

As at December 31, 2010, the company's aggregate indebtedness and net capital were $860,924 and $4,976,441 respectively (2009 – $360,397 and $6,605,136 respectively), giving a result of 17.30% (2009 – 5.46%).

The company does not hold client funds or securities nor owe money or securities to customers. However, if inadvertently received, the company promptly forwards all funds and securities received. Accordingly, the company is exempt from Rule 15c3-3 of the Act, under paragraph (k)(2)(i) of that Rule.

Helvea Inc.

Schedule of Computation of Net Capital

As at December 31, 2010

(expressed in US dollars)

	2010 $	2009 $
Net Capital		
Capital stock – Common shares	364,950	2,614,950
Capital contribution	98,136	-
Retained earnings	5,295,102	4,823,576
Cumulative translation adjustment	436,866	436,866
	6,195,054	7,875,392
Accounts receivable	101,176	64,076
Prepaid expenses	98,288	102,535
Income taxes recoverable	307,572	285,910
Future income tax asset	84,000	-
Property and equipment	403,615	516,690
Haircut on foreign currency	223,962	301,045
	1,218,613	1,270,256
	4,976,441	6,605,136
Aggregate Indebtedness		
Accounts payable and accrued liabilities	860,924	360,397
Aggregate indebtedness as a percentage of net capital	17.30%	5.46%


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2011
SECTION
WASH., D.C.
211

Helvea Inc.

Supplementary Report on
Computation of Net Capital
As at December 31, 2010

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 28, 2011

Chartered Accountants' Supplementary Report on Computation of Net Capital

To the Board of Directors of
Helvea Inc.

In connection with Rule 17a-5(a) of the Securities Exchange Act of 1934, we have performed the following procedure with respect to Form X-17a-5, Part II of the Financial and Operational Combined Uniform Single Report ("Focus Report") of **Helvea Inc.** (the "company") as at December 31, 2010:

> As required under Rule 17a-5(d)(4) of the Securities Exchange Act of 1934, we compared the computation of net capital under Rule 15c 3-1, included as a schedule with the audited financial statements, and the corresponding unaudited most recent Part IIA filing of Form X-17a-5 of the Focus Report dated February 25, 2011 and found them to be materially in agreement.

As a result of applying the above procedure, we did not identify any amounts that were materially different between the Focus Report and the audited financial statements of the company as at December 31, 2010 and the schedule of computation of net capital as at December 31, 2010. However, the above procedure does not constitute an audit and accordingly we do not express an opinion on the Focus Report referred to above as at December 31, 2010.

Our procedures were conducted solely to assist you in complying with Rule 17a-5(d)(4), and our report is not to be used for any other purpose.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923

Helvea Inc.

Supplementary Report on
Computation of Net Capital
As at December 31, 2010



PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 28, 2011

Chartered Accountants' Supplementary Report on Computation of Net Capital

To the Board of Directors of Helvea Inc.

In connection with Rule 17a-5(a) of the Securities Exchange Act of 1934, we have performed the following procedure with respect to Form X-17a-5, Part II of the Financial and Operational Combined Uniform Single Report ("Focus Report") of **Helvea Inc.** (the "company") as at December 31, 2010:

> As required under Rule 17a-5(d)(4) of the Securities Exchange Act of 1934, we compared the computation of net capital under Rule 15c 3-1, included as a schedule with the audited financial statements, and the corresponding unaudited most recent Part IIA filing of Form X-17a-5 of the Focus Report dated February 25, 2011 and found them to be materially in agreement.

As a result of applying the above procedure, we did not identify any amounts that were materially different between the Focus Report and the audited financial statements of the company as at December 31, 2010 and the schedule of computation of net capital as at December 31, 2010. However, the above procedure does not constitute an audit and accordingly we do not express an opinion on the Focus Report referred to above as at December 31, 2010.

Our procedures were conducted solely to assist you in complying with Rule 17a-5(d)(4), and our report is not to be used for any other purpose.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923


SEC MAIL PROCESSING
RECEIVED
MAR 01 2011
WASH. D.C.
211
SECTION

Helvea Inc.

Supplementary Report on
Internal Accounting Control
December 31, 2010



PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 23, 2011

Chartered Accountants' Supplementary Report on Internal Accounting Control

To the Board of Directors of Helvea Inc.

As part of our audit of the financial statements of **Helvea Inc.** as at December 31, 2010 and for the year then ended on which we reported under date of February 23, 2011, we considered the company's system of internal controls to the extent we considered necessary to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Our work was more limited than would be necessary to express an opinion on the company's system of internal controls taken as a whole.

Because of inherent limitations in any system of internal controls, errors or irregularities may nevertheless occur and not be detected by the system. Also, projection of any evaluation of a system to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with controls may deteriorate.

As our work was performed for the limited purpose described in the first paragraph above, it would not necessarily identify material weaknesses in the system of internal controls. Accordingly, we do not express an opinion on the company's system of internal controls taken as a whole. However, our work disclosed no condition that we believe to be a material weakness. For the purposes of this report, material weakness is a condition in the system of internal controls which could result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period in the normal course of operations.

This report is solely for the use of the Board of Directors of Helvea Inc. and Financial Industry Regulatory Authority, formerly National Association of Securities Dealers, Inc., and is not to be used by any other party.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923


SEC MAIL
PROCESSING
RECEIVED
MAR 0 1 2011
SECTION
WASH., D.C.
211

Helvea Inc.

Supplementary Report on
Internal Accounting Control
December 31, 2010



PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.
Chartered Accountants
1250 René-Lévesque Boulevard West
Suite 2800
Montréal, Quebec
Canada H3B 2G4
Telephone +1 514 205 5000
Facsimile +1 514 876 1502

February 23, 2011

Chartered Accountants' Supplementary Report on Internal Accounting Control

To the Board of Directors of Helvea Inc.

As part of our audit of the financial statements of **Helvea Inc.** as at December 31, 2010 and for the year then ended on which we reported under date of February 23, 2011, we considered the company's system of internal controls to the extent we considered necessary to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements. Our work was more limited than would be necessary to express an opinion on the company's system of internal controls taken as a whole.

Because of inherent limitations in any system of internal controls, errors or irregularities may nevertheless occur and not be detected by the system. Also, projection of any evaluation of a system to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with controls may deteriorate.

As our work was performed for the limited purpose described in the first paragraph above, it would not necessarily identify material weaknesses in the system of internal controls. Accordingly, we do not express an opinion on the company's system of internal controls taken as a whole. However, our work disclosed no condition that we believe to be a material weakness. For the purposes of this report, material weakness is a condition in the system of internal controls which could result in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period in the normal course of operations.

This report is solely for the use of the Board of Directors of Helvea Inc. and Financial Industry Regulatory Authority, formerly National Association of Securities Dealers, Inc., and is not to be used by any other party.

PricewaterhouseCoopers LLP[1]

[1] Chartered accountant auditor permit No. 22923